SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, on April 06, 2023, it received the Official Letter 120/2023/CVM/SEP/GEA-2, issued by the Brazilian Securities and Exchange Commission - CVM (“Official Letter”), transcribed as follows:

Official Letter 120/2023/CVM/SEP/GEA-2

“Rio de Janeiro, April 6, 2023.

Mrs.

Catia Cristina Teixeira Pereira

Investor Relations Officer of

COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO - SABESP

Phone: +55 11 3388-8247

Email: dri@sabesp.com.br

Attn: Issuers Listing and Supervision Department of B3 S.A. Brasil, Bolsa, Balcão

Emails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br.

Subject: Request for clarification - News article published by the media

Dear Director,

1. In reference to an article published in the newspaper Folha de S. Paulo, on April 06, 2023, entitled "Cities will receive bonuses from Sabesp's privatization, says Tarcísio", with the following content:

Cities will receive bonuses from Sabesp's privatization, says Tarcísio

Thursday, April 6, 2023

Jornal Folha de S. Paulo | Market | Thiago Bethônico

SÃO PAULO The governor of São Paulo, Tarcísio de Freitas (Republicans Party), stated that the privatization of Sabesp will have a mechanism for municipalities to receive a part of the Company's results, which should serve as an incentive for mayors to engage in the privatization.

Tarcísio expects that the concession model of the São Paulo sanitation company will be a mix between the privatization of Eletrobras and the onerous assignment of Petrobras, in which financial gains are shared with the cities, in a divided bonus format.

"When I say that the model is similar to Eletrobras, it's because of how it will be carried out on the Stock Exchange, through the government's exit strategy", said Tarcísio, at a Bradesco BBI event, this Wednesday (5). According to the governor, Sabesp currently serves 375 municipalities, but the greatest value is in the contracts with large cities. "We understand the need for these municipalities to receive a part of the Company's results. So, that is what will be built into the model", he said.

"When municipalities participate in the results, there is an incentive for that mayor to adhere to the privatization."

The privatization of the sanitation company is considered the jewel in the crown of Tarcísio's mandate, which foresees anticipating the universalization of the sanitation targets, included in the sector's framework, by four or five years.

According to the governor, the contract with the World Bank for structuring the project will be signed next week.

Tarcísio commented to the investor audience that he is optimistic that Sabesp's privatization will occur in 2024.

According to him, opposing arguments are "very bad", and it is a false statement that the sale of the Company will cause tariff prices to increase.

"Sabesp’s greatest value is in its concession agreements with large municipalities. The early extension of these contracts with these municipalities generates an 'upside' [appreciation], and this 'upside' will be applied towards tariff reductions, in addition to efficiency gains", he said.

In addition, the governor also said that the state government will mitigate another risk perceived by some mayors, which is that certain municipalities will not be contemplated since they are not as profitable.

"I believe we will have a model that will balance the expectations of the municipalities, the bonus allocation, and the contractual ties to guarantee that the investment reaches where it needs to reach, including less profitable areas."

During his speech, Tarcísio explained that Sabesp's operating cost per person is more than double the cost of the private sector, as well as the cost per connection. "It [the Company] has its shortcomings. Many people tell me, 'well, but it's making a profit'. Okay, but it would make twice as much [profit] if it were already in the hands of the private sector."

The panel addressed the topic of expanding infrastructure through privatization. Alongside the governor of Paraná, Ratinho Jr. (PSD), and the governor of Rio Grande do Sul, Eduardo Leite (PSDB), Tarcísio said that São Paulo has a tradition of working with the private sector, with highways and railways already operating under concession agreements.

"We understand that the private sector brings efficiency," he said. "It's not privatizing for the sake of privatizing. It's privatizing to bring in more efficiency, more investments. What I always look at is the volume of investments that we will be able to mobilize in a much shorter period of time."

According to him, if all the expected privatization projects are successful, the state should attract R$ 180 billion in investments”.

2. Concerning the content of the news article, especially the highlighted excerpts, we hereby request that you state whether the information contained in said news article is true, and if so, we request that you provide additional clarification on the matter and state the reasons why you did not believe this was not a Material Fact, pursuant to CVM Resolution 44/21.

3. The clarification must include a copy of this Official Letter and be forwarded through the Empresas.NET System, under the “Comunicado ao Mercado” category, type “Esclarecimentos sobre questionamentos da CVM/B3”. Compliance with this request for clarification through a Notice to the Market does not exempt the Company from the responsibility for the untimely disclosure of a Material Fact, pursuant to CVM Resolution 44/21.

4. It is worth noting that according to article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the organized over-the-counter market entity where the company’s securities are traded, of any material act or fact occurred or related to its business, as well as for ensuring its wide and immediate dissemination, simultaneously in all the markets in which such securities are traded.

5. We would also like to remind the Company that it is obliged to question management, the controlling shareholders, as well as all other people with access to material acts or facts, in order to ascertain whether they are aware of any information that must be disclosed to the market, as set down in the sole paragraph of article 4 of CVM Resolution 44/21.

6. Pursuant to the sole paragraph of article 6 of CVM Resolution 44/21, it is the charge of controlling shareholders or management of publicly-held companies to – directly or represented by the Investor Relations Officer – immediately disclose any pending material act or fact to the market in the event of the information is out of the Company’s control, or if there is atypical fluctuation in the price or traded amount of securities issued by publicly-held companies, or referenced thereto. Therefore, if any relevant information is leaked (i.e. its dissemination by the press), a Material Fact must be disclosed to the market no matter if said information arises or not from clarification provided by the company’s representatives.

7. We also highlight that article 8 of CVM Resolution 44/21 sets forth that it is the charge of controlling shareholders, executive officers, members of the board of directors, the fiscal council, and any other bodies with technical or advisory roles set up under statutory provisions, as well as company employees to maintain the confidentiality of information on material acts or facts of which they have insider knowledge in connection with the position they hold at the company until these acts or facts are disclosed to the market, as well as to ensure that their subordinates and third parties in whom they trust will also maintain the confidentiality of said acts or facts, willfully accepting the consequences for noncompliance (our highlight).

8. As determined by the Corporate Relations Department, we warn that it will be up to this administrative authority, in the exercise of its legal duties, pursuant to item II of article 9 of Law 6,385/76, and articles 7 and 8 of CVM Resolution 47/21, to determine the application of a mandatory fine, without prejudice to other administrative sanctions, of R$1,000.00 (one thousand reals), due to noncompliance with the required regulations, until April 10, 2023.

Clarification:

In compliance with the Official Letter, the Company clarifies that it has sought pertinent clarification from its controlling shareholder.

In response, through the State Capital Defense Council - CODEC, the São Paulo State Government issued CODEC Official Letter 093/2023, which is attached to this Notice to the Market.

The Company will keep the market duly informed of any information that should be disclosed pursuant to the applicable regulation.

São Paulo, April 10, 2023.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

Exhibit

CODEC Official Letter 093/2023

SÃO PAULO STATE GOVERNMENT TREASURY AND PLANNING DEPARTMENT STATE CAPITAL DEFENSE COUNCIL - CODEC

CODEC OFFICIAL LETTER 093/2023

São Paulo, April 10, 2023.

Dear Mrs.

In response to the email dated April 7, 2023 that forwarded Official Letter 20/2023/CVM/SEP/GEA-2 dated April 6, 2023, from the Issuers Listing and Supervision Department of B3 S.A., whereby it requests clarification on the news article published in the Folha de São Paulo newspaper on April 6, 2023, entitled “Municipalities will receive bonus with the privatization of Sabesp, states Tarcísio.”

From the controlling shareholder’s viewpoint, it is important to clarify that there is no new fact other than that the Company already communicated to the market through the Material Fact released on April 7, 2023, stating that a contract with International Finance Corporation – IFC, an agency linked to the World Bank, which should advise the Company on its privatization process, is planned to be signed on April 10, 2023.

So far, no decision has been reached concerning this matter, and the Company will be readily informed of all material acts and facts relating to this process, so that it can adequately disclose any information to the market in compliance with common rules.

Sincerely,

ARTHUR LUIS PINHO DE LIMA

Chief of Staff

President of CODEC

To Mrs.

CATIA CRISTINA TEIXEIRA PEREIRA

Chief Financial Officer and Investor Relations Officer

COMPANHIA DE SANEAMENTO BÁISCO DO ESTADO DE SÃO PAULO - SABESP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 12, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.